SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

676118102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

2,576,498 shares of Common Stock

32,400 shares of Common Stock issuable upon conversion of 206,400 shares of Series D Preferred Shares (the "Preferred Shares")

500,000 shares of Common Stock issuable upon exercise of Warrants

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

2,576,498 shares of Common Stock

32,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

500,000 shares of Common Stock issuable upon exercise of Warrants

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,576,498 shares of Common Stock

32,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

500,000 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 676118102	13G/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

2,576,498 shares of Common Stock

32,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

500,000 shares of Common Stock issuable upon exercise of Warrants

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

2,576,498 shares of Common Stock

32,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

500,000 shares of Common Stock issuable upon exercise of Warrants

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,576,498 shares of Common Stock

32,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

500,000 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 676118102	13G/A	Page 4 of 5 Pages

This Amendment No. 9 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005 (the "Original Schedule 13G"), as amended by Amendment No.1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on February 14, 2008, Amendment No. 3 filed on February 10, 2009, Amendment No. 4 filed on February 12, 2010, Amendment No. 5 filed on October 12, 2010, Amendment No. 6 filed on February 14, 2011, Amendment No. 7 filed on February 14, 2012 and Amendment No. 8 filed on February 14, 2013 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c), as of December 31, 2013, is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013, there were 83,587,243 shares of Common Stock outstanding as of October 25, 2013. In calculating the percentage of shares of Common Stock held by the Reporting Persons, we assumed the conversion of the reported convertible Preferred Shares and exercise of the reported Warrants.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all shares of Common Stock owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 676118102	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2014

GLG PARTNERS LP

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Compliance & Regulatory

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Geoffrey Galbraith
Name: Geoffrey Galbraith
Title: Chief Operating Officer